UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               PROXIM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 19, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------
CUSIP No.   744283102
---------------------
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              104,338,339
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                104,338,339
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            104,338,339
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP No.   744283102
---------------------
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus & Co.                              I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              104,338,339
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                104,338,339
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            104,338,339
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP No.   744283102
---------------------
----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              104,338,339
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                104,338,339
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,338,339
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 5 (this "Amendment") amends the Schedule 13D filed on August 9, 2002 and amended on October 9, 2002, July 24, 2003, October 24, 2003 and December 15, 2003 (the "Schedule 13D"), and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII," and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members." Unless the context otherwise requires, references herein to the "Common Stock" are to shares of class A common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

     Pursuant to the Amended and Restated Securities Purchase Agreement, dated as of October 21, 2003, by and among WP VIII, the other purchasers named therein and the Company (the "Amended and Restated Purchase Agreement"), the Company has the right (the "New Call Right") to require WP VIII to purchase up to $8,666,667 in aggregate principal amount of senior secured promissory notes. This Amendment is being filed in connection with the Company's exercise of its New Call Right on December 15, 2003.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended to add the following:

     On December 15, 2003, the Company exercised its New Call Right pursuant to the Amended and Restated Purchase Agreement by providing written notice to WP VIII of its desire to require WP VIII to purchase $8,666,667 in the aggregate principal amount of a Senior Secured Promissory Note (the "New 2003 Note") at a purchase price equal to the principal amount of the New 2003 Note. In connection therewith, on December 19, 2003, the Company issued to WP VIII the New 2003 Note in the aggregate principal amount of $8,666,667.

     The New 2003 Note has the same terms, but ranks senior to, the Amended 2003 Note. The New 2003 Note is exchangeable at the option of WP VIII at any time and from time to time for the number of shares of Series B Preferred Stock equal to the quotient obtained by dividing the aggregate outstanding principal balance plus any accrued but unpaid interest then outstanding on the New 2003 Note or the portion thereof to be exchanged, by $100.00. The Series B Preferred Stock is convertible by WP VIII, at any time and from time to time, into shares of Common Stock at an initial conversion price of $1.15, and at an initial conversion rate of approximately 86.96 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Series B Preferred Certificate of Designations. The summary of the New 2003 Note in this Schedule 13D is qualified in its entirety by reference to the New 2003 Note, a copy of which is attached hereto as Exhibit 1.

     The total amount of funds required to purchase the New 2003 Note on December 19, 2003, was furnished from the working capital of the Investors and was paid in full on such date.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule D is hereby amended to add the following:

     As described in Item 3 above, which is incorporated herein by reference, pursuant to the Amended and Restated Purchase Agreement the Company exercised its New Call Right and issued the New 2003 Note in the aggregate principal amount of $8,666,667 to WP VIII.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to add the following:

     (a) As of December 19, 2003, the Reporting Persons beneficially own shares of Common Stock by virtue of WP VIII's ownership of the New 2003 Note, the Amended 2003 Note, the Preferred Stock, the Warrants, the Additional Warrants and the 2003 Warrants. Assuming the exchange of the New 2003 Note and the Amended 2003 Note (and, in each case, accrued but unpaid interest thereon) for Series B Preferred Stock and the subsequent full conversion of those shares of Series B Preferred Stock, full conversion of the shares of Preferred Stock held by WP VIII (and including an annual accretion rate for the liquidation preference for the Preferred Stock of 8%, compounded semi-annually, as more fully described in the Certificate of Designations), and assuming exercise of the Warrants, the Additional Warrants and the 2003 Warrants, as of such date the Investors may be deemed to beneficially own an aggregate of 104,338,339 shares of Common Stock (3,610,296 shares of which are a result of accretion on the Preferred Stock since the initial issuance date), representing approximately 46.0% of the outstanding Common Stock based on the 122,700,096 shares of Common Stock outstanding as of November 5, 2003 (as set forth in the Company's Form 10-Q for the quarter ended September 30, 2003). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 104,338,339 shares of Common Stock, representing approximately 46.0% of the outstanding Common Stock as described above.

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 104,338,339 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the

104,338,339 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

     (c) Other than the acquisition of the New 2003 Note, as discussed above in
Item 3 which is incorporated herein by reference, no transactions in the Common Stock were effected by the Reporting Persons or any of the persons set forth on Schedules I or Item 2(d) hereto since the most recent filing on the Schedule 13D made on behalf of the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

     1. New 2003 Note.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 2003               WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title: Partner


Dated:  December 22, 2003               WARBURG PINCUS & CO.

                                            By: /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title: Partner


Dated:  December 22, 2003               WARBURG PINCUS LLC

                                            By: /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title: Managing Director


Dated:  December 22, 2003               WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. I

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title: Partner

Dated:  December 22, 2003               WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. II

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title: Partner


Dated:  December 22, 2003               WARBURG PINCUS GERMANY PRIVATE
                                        EQUITY VIII KG


                                        By:     /s/ Scott A. Arenare
                                                Name:      Scott A. Arenare
                                                Title:     Partner